# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Netskope, Inc., CIK 0002063196
CUSIP: 64119N608
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, California (CA), 95054
Date of event which requires filing of this statement: 09/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001471497

## Reporting persons
- SCGE Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,956,708; shared voting power 0; sole dispositive power 5,956,708; shared dispositive power 0; aggregate amount beneficially owned 5,956,708 (9.9% of the class)
  Comment: *As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,956,708 Class A shares consisting of: (i) 1,300,000 Class A shares, and (ii) 4,656,708 Class A shares underlying Class B shares that are convertible within 60 days, subject to the restrictions described herein. The percentage reported in Item 11 is based on 54,970,000 Class A shares outstanding (inclusive of over-allotment shares issued) as of the closing of the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424B4 with the SEC on September 18, 2025.
- SCGE (LTGP), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,956,708; shared voting power 0; sole dispositive power 5,956,708; shared dispositive power 0; aggregate amount beneficially owned 5,956,708 (9.9% of the class)
  Comment: *As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,956,708 Class A shares consisting of: (i) 1,300,000 Class A shares, and (ii) 4,656,708 Class A shares underlying Class B Shares that are convertible within 60 days, subject to the restrictions described herein. The percentage reported in Item 11 is based on 54,970,000 Class A shares outstanding (inclusive of over-allotment shares issued) as of the closing of the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424B4 with the SEC on September 18, 2025.
- SCGE MANAGEMENT, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,956,708; shared voting power 0; sole dispositive power 5,956,708; shared dispositive power 0; aggregate amount beneficially owned 5,956,708 (9.9% of the class)
  Comment: *As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,956,708 Class A shares consisting of: (i) 1,300,000 Class A shares, and (ii) 4,656,708 Class A shares underlying Class B Shares that are convertible within 60 days, subject to the restrictions described herein. The percentage reported in Item 11 is based on 54,970,000 Class A shares outstanding (inclusive of over-allotment shares issued) as of the closing of the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424B4 with the SEC on September 18, 2025.
- SCGE GenPar, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 5,956,708; shared voting power 0; sole dispositive power 5,956,708; shared dispositive power 0; aggregate amount beneficially owned 5,956,708 (9.9% of the class)
  Comment: *As of the date hereof, the Reporting Person beneficially owns an aggregate of 5,956,708 Class A shares consisting of: (i) 1,300,000 Class A shares, and (ii) 4,656,708 Class A shares underlying Class B shares that are convertible within 60 days, subject to the restrictions described herein. The percentage reported in Item 11 is based on 54,970,000 Class A shares outstanding (inclusive of over-allotment shares issued) as of the closing of the Issuer's initial public offering, as reported in the Issuer's Prospectus filed pursuant to Rule 424B4 with the SEC on September 18, 2025.

## Item 1. Issuer
Name of issuer: Netskope, Inc.
Address of issuer's principal executive offices: 2445 Augustine Drive, Suite 301, Santa Clara, California 95054

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:
i. SCGE Fund, L.P.
ii. SCGE (LTGP), L.P.
iii. SCGE MANAGEMENT, L.P.
iv. SCGE GenPar, Ltd.

SCGE (LTGP), L.P. is the general partner of SCGE Fund, L.P. and, as such, may be deemed to beneficially own the shares held by the SCGE (LTGP), L.P. SCGE GenPar, Ltd. is the general partner of SCGE (LTGP), L.P. and, as such, may be deemed to beneficially own the shares owned by SCGE (LTGP), L.P. SCGE MANAGEMENT, L.P., a registered investment adviser under the Investment Advisers Act of 1940, as amended, acts as investment adviser to SCGE (LTGP), L.P.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.
Citizenship: See Item 4 of the cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of Class A shares beneficially owned by such Reporting Person as of the date hereof, and is incorporated by reference.

As of the date hereof, each Reporting Person beneficially owns an aggregate of 5,956,708 Class A shares consisting of: (i) 1,300,000 Class A Shares, and (ii) 4,656,708 Class A shares underlying Class B Shares that are convertible within 60 days, subject to the restrictions described herein.

SCGE Fund, L.P. holds a total of 13,330,921 shares of Class B common stock ("Class B shares"). Each Class B share is convertible into one Class A share, subject to the certain limitations described herein. The Reporting Persons are prohibited from converting their Class B Shares into Class A Shares to the extent that, following such conversion, the Reporting Persons (and their attribution parties) would collectively beneficially own in excess of 9.99% of the outstanding Class A Shares. As of the date hereof, each Reporting Person's beneficial ownership includes 4,656,708 Class B Shares that are convertible into Class A shares within 60 days.
Percent of class: See items 5-11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See items 5-11 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See items 5-11 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SCGE Fund, L.P.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (09/24/2025)
- SCGE (LTGP), L.P.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (09/24/2025)
- SCGE MANAGEMENT, L.P.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (09/24/2025)
- SCGE GenPar, Ltd.: /s/ Bryce Kam, Bryce Kam/Portfolio Manager (09/24/2025)